Exhibit 99.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alamos Gold Inc. (the “Company”) on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Nerio Cervantes, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

June 27, 2003

/S/ Nerio Cervantes

Nerio Cervantes

Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Alamos Gold Inc. and will be retained by Alamos Gold Inc. and furnished to the Securities and Exchange Commission or its staff upon request.